SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No.)1

SouthWest Water Company
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

845331107
(CUSIP Number)

Jerome J. Lande
MMI Investments, L.P.
1370 Avenue of the Americas
New York, New York 10019
(212) 586-4333
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

 February 12, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

1           The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 845331107

1.	NAMES OF REPORTING PERSONS......MMI Investments, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS	WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES	7. SOLE VOTING POWER	1,250,000
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER	- 0 -
EACH REPORTING	9. SOLE DISPOSITIVE POWER	1,250,000
PERSON WITH	10. SHARED DISPOSITIVE POWER	- 0 -
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,250,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	5.0%
14.	TYPE OF REPORTING PERSON	PN

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CUSIP No. 845331107

1.	NAMES OF REPORTING PERSONS....MCM Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS	AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES	7. SOLE VOTING POWER	1,250,000
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER	- 0 -
EACH REPORTING	9. SOLE DISPOSITIVE POWER	1,250,000
PERSON WITH	10. SHARED DISPOSITIVE POWER	- 0 -
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,250,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	5.0%
14.	TYPE OF REPORTING PERSON	OO

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CUSIP No. 845331107

1.	NAMES OF REPORTING PERSONS......Clay B. Lifflander
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION	USA
NUMBER OF SHARES	7. SOLE VOTING POWER	- 0 -*
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER	- 0 -
EACH REPORTING	9. SOLE DISPOSITIVE POWER	- 0 -*
PERSON WITH	10. SHARED DISPOSITIVE POWER	- 0 -
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	- 0 -*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	0%*
14.	TYPE OF REPORTING PERSON	IN
* See Item 5.

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CUSIP No. 845331107

The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").

Item 1.	Security and Issuer

This statement relates to the Common Stock, par value $0.01 per share (the "Shares"), of SouthWest Water Company (the "Issuer").  The address of the principal executive offices of the Issuer is One Wilshire Building, 624 South Grand Avenue, Suite 2900, Los Angeles, California 90017.

Item 2.	Identity and Background

(a)        This statement is being filed on behalf of (i) MMI Investments, L.P., a Delaware limited partnership ("MMI Investments"), (ii) MCM Capital Management, LLC, a Delaware limited liability company that is the sole general partner of MMI Investments ("MCM") and (iii) Clay B. Lifflander ("Mr. Lifflander"). Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Set forth on Schedule I, annexed to this Statement and incorporated herein by reference, is the name, business address and present principal occupation or employment, and the name and address of any corporation or other organization in which such occupation or employment is conducted, of each voting member (each of whom is also an executive officer) of MCM as of the date hereof.

(b)        The principal business address of MMI Investments, MCM and Mr. Lifflander is 1370 Avenue of the Americas, New York, New York 10019.

(c)        MMI Investments is engaged primarily in the business of investing in publicly traded securities. MCM is the sole general partner of MMI Investments and its principal business is investing in publicly traded securities.  The principal occupation of Mr. Lifflander is serving as President of MMI Investments.

(d)        No Reporting Persons nor, to each Reporting Person's knowledge, any individual listed on Schedule I, is required to disclose legal proceedings pursuant to Item 2(d) of Schedule 13D.

(e)        No Reporting Persons nor, to each Reporting Person's knowledge, any individual listed on Schedule I, is required to disclose legal proceedings pursuant to Item 2(e) of Schedule 13D.

(f)        To each Reporting Person's knowledge, each of the individuals identified on Schedule I is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The aggregate purchase price of the 1,250,000 Shares owned by MMI Investments is $7,453,608; the source of funds is MMI Investments' working capital.

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CUSIP No. 845331107

Item 4.	Purpose of Transaction

MMI Investments purchased the Shares as part of its investment activities.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their respective positions in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

MMI Investments has engaged in preliminary discussions with the Issuer regarding the composition of the Issuer’s Board of Directors (the “Board”), including proposing one of MMI’s general partners for consideration by the Issuer’s Nominating and Governance Committee to serve on the Board, since four members of the Board will have reached the Issuer’s mandatory retirement age by the time of the 2010 annual meeting of stockholders. No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Reporting Persons intend to review their respective investments in the Issuer on a continuing basis and engage in discussions with management and the Board concerning the business, operations and future plans of the Issuer.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their respective investments in the Issuer as they deem appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

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CUSIP No. 845331107

Item 5.	Interest in Securities of the Issuer

(a)-(b)              The aggregate percentage of Shares reported owned by each Reporting Person is based upon 24,875,369 Shares outstanding as of October 31, 2009, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2009.

As of the close of business on February 22, 2010, MMI Investments directly owned 1,250,000 Shares, constituting approximately 5.0% of the Shares outstanding.  MMI Investments has the sole power to direct the vote and disposition of such Shares on the date of this Statement.  MCM does not directly own any Shares.  However, by virtue of being the general partner of MMI Investments, MCM may be deemed to be the beneficial owner of the Shares owned by MMI Investments and to have sole power over the voting and disposition of such Shares as a result of its having the sole power to make voting and disposition decisions on behalf of MMI Investments with respect to such Shares.  Mr. Lifflander does not directly own any Shares.  However, as a member of a "group" for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, Mr. Lifflander may be deemed to beneficially own the Shares owned by MMI Investments.  Mr. Lifflander disclaims beneficial ownership of such Shares, except to the extent of his pecuniary interest therein.

 Except as described above, as of the date hereof, to each Reporting Person's knowledge, none of the persons listed on Schedule I owns any Shares or has any right to acquire, directly or indirectly, any beneficial ownership of Shares.

(c)                      Except for the open market purchases of Shares by MMI Investments set forth in Schedule II attached hereto and incorporated herein by reference, there have been no transactions with respect to the Shares during the past 60 days by MMI Investments, MCM or Mr. Lifflander, or, to each Reporting Person's knowledge, any of the persons listed on Schedule I.

(d)                      No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)                      Not applicable.

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CUSIP No. 845331107

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

On February 22, 2010, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

99.1	Joint Filing Agreement by and among MMI Investments, L.P., MCM Capital Management, LLC and Clay B. Lifflander, dated February 22, 2010.

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CUSIP No. 845331107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 22, 2010

MMI INVESTMENTS, L.P.

By:	MCM Capital Management, LLC General Partner

By:	/s/ JEROME J. LANDE
Jerome J. Lande
Executive Vice President

MCM CAPITAL MANAGEMENT, LLC

By:	/s/ JEROME J. LANDE
Jerome J. Lande
Executive Vice President

/s/ CLAY B. LIFFLANDER
Clay B. Lifflander

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CUSIP No. 845331107

SCHEDULE I

MCM Capital Management, LLC ("MCM")
Voting Members and Executive Officers

Name and Business Address	Position and Principal Occupation

John S. Dyson 1370 Avenue of the Americas New York, New York 10019	Voting Member and Chairman of MCM; Voting Member and Chairman of Millcap Advisors, LLC ("Millcap"), a Delaware limited liability company 1370 Avenue of the Americas, New York, New York 10019

Clay B. Lifflander 1370 Avenue of the Americas New York, New York 10019	Voting Member and President of MCM; Voting Member and President of Millcap

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CUSIP No. 845331107
SCHEDULE II

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale
MMI Investments, L.P.
20,000	6.13	1/15/2010
5,000	6.26	1/19/2010
17,000	6.17	1/20/2010
20,000	6.15	1/21/2010
14,100	6.09	1/22/2010
20,000	6.09	1/25/2010
20,000	6.07	1/26/2010
150,000	5.80	1/27/2010
15,000	6.05	1/28/2010
10,000	6.13	1/29/2010
20,000	6.12	2/1/2010
30,000	6.04	2/2/2010
60,000	6.03	2/3/2010
30,000	5.94	2/4/2010
58,600	5.89	2/5/2010
50,000	6.03	2/8/2010
81,700	6.24	2/9/2010
40,000	6.39	2/10/2010
40,000	6.70	2/11/2010
27,000	7.05	2/12/2010

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